not conformed



Burns Philp

02 MAR -5 AM 8: 27

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

82-1565

FACSIMILE

SUPPL

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	5 March, 2002
SUBJECT:	CP Shares – Interim Dividend
No of Pages:	2 pages (including cover sheet)

Please see attached copy of an announcement released to the ASX today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attachs.

02015611 PROCESSED

MAY 2 1 2002

THOMSON
FINANCIAL

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

5 March 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CONVERTING PREFERENCE SHARES (BPCPA) – INTERIM DIVIDEND

In relation to the Converting Preference Shares issued by the Company and entitled by their terms of issue to a cumulative preferential dividend of 7.5% per annum, payable quarterly:

1.   The Directors have declared an interim dividend franked to 13.18% payable on the Converting Preference Shares in respect of the period from 1 January 2002 to 2 April 2002 (92 days). The amount payable in respect of each Converting Preference Share for that period will be $0.005671;

2.   The Record Date for determining the entitlement to the dividend for the period to 2 April 2002 is 15 March 2002; and

3.   The dividend shall be paid on 2 April 2002.

Yours sincerely

HELEN GOLDING
Company Secretary